EXHIBIT 4.24


                                 PROMISSORY NOTE



$200,000.00                Milpitas, California                     May 19, 2000



For value received, ADATOM.com, Inc., promises to pay Richard S. Barton the sum of Two hundred thousand ($200,000.00) with no interest. Principal is due on demand.

Should default be made in payment of principal when demanded the whole sum of principal shall start bearing interest at the rate of 10% per annum, and shall become immediately due. If action be instituted on this note, the maker promises to pay such sum as a court may fix as attorney's fees.







Adatom.com, Inc.

By: /S/MICHAEL M. WHEELER
    ---------------------
Michael M. Wheeler
Controller